Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for FY2020 First Fiscal Quarter

Revenue Increased by 69.0% and Net Income Increased by 29.0%

Adjusted EBITDA Increased 62.1% Year over Year

FOSHAN, January 16, 2020 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for the first fiscal quarter ended November 30, 2019.

First Fiscal Quarter Ended November 30, 2019 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS	First Fiscal Quarter Ended November 30, 2019	First Fiscal Quarter Ended November 30, 2018	YoY % Change
Revenue	1,098.0	649.9	69.0%
Gross Profit	473.8	296.6	59.7%
Gross Margin	43.1%	45.6%	(2.5)%
Operating Income	267.2	182.2	46.7%
Operating Margin	24.3%	28.0%	(3.7)%
Net Income	204.3	158.3	29.0%
Net Margin	18.6%	24.4%	(5.8)%

Adjusted Gross Profit (1)	484.8	299.3	62.0%
Adjusted Gross Margin (1)	44.2%	46.1%	(1.9)%
Adjusted Operating Income (2)	288.3	191.4	50.6%
Adjusted Operating Margin (2)	26.3%	29.5%	(3.2)%
Adjusted Net Income (3)	225.4	167.5	34.5%
Adjusted Net Margin (3)	20.5%	25.8%	(5.3)%
Adjusted EBITDA (4)	352.5	217.4	62.1%
Adjusted EBITDA Margin (4)	32.1%	33.5%	(1.4)%

Basic and Diluted Earnings per Share	1.59	1.22	30.3%
Adjusted Basic and Diluted Earnings per Share (5)	1.76	1.30	35.4%

1.  Adjusted gross profit is defined as gross profit excluding amortization of intangible assets. Adjusted gross margin is defined as adjusted gross profit/(loss) divided by revenue.

2.  Adjusted operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expense and amortization of intangible assets. Adjusted operating margin is defined as adjusted operating income/(loss) divided by revenue.

3.  Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense and amortization of intangible assets. Adjusted net margin is defined as adjusted net income/(loss) divided by revenue.

4.  Adjusted EBITDA is defined as net income/(loss) excluding interest income, net; income tax expense/benefit; depreciation and amortization, and share-based compensation expense. Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue.

5.  Adjusted basic and diluted EPS is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense and amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Domestic K-12 Schools Highlights

(in comparison to the same period of the last fiscal year):

•                  The domestic K-12 schools comprises of international schools, bilingual schools and kindergartens in China

•                  Average number of students increased by 17.4% to 48,645 with average tuition and fees increased by 3.2% to RMB13,711

•                  Revenue increased by 21.7% to RMB669.7 million and accounted for 60.9% of total revenue

•                  Gross margin increased from 47.8% to 48.5%, and operating margin increased from 34.3% to 37.4%

•                  Plan to open 7 kindergartens in FY2020, with 4 to be operated in collaboration with Country Garden

Overseas Schools  Highlights

•                  The overseas schools comprises all overseas schools such as Bournemouth, St. Michael’s, Bosworth and CATS

•                  The average number of students of our overseas schools amounted to 3,220

•                  Revenue from all acquired business(6) fully reflected in the first fiscal quarter amounted to RMB259.2 million and accounted for 23.6% of total revenue

•                  Gross margin was 32.2% for the quarter and operating margin was 3.4% including impact from transition related expenses

6.  Acquired business is business acquired after FY19 Q1.

Complementary Education Services Highlights

(in comparison to the same period of the last fiscal year):

•                  The complementary education services comprises language training, overseas study counselling, career counselling, study tours and camps and others

•                  Revenue increased by 69.7% to RMB169.1 million and accounted for 15.5% of total revenue

•                  Gross margin increased from 33.7% to 38.6%, and operating margin increased from 18.1% to 22.3%

“We are very pleased with the tremendous progress we continue to make as we transform and scale Bright Scholar to better serve the evolving needs of our students in a fast-changing education industry,” said Jerry He, Executive Vice Chairman of Bright Scholar. “The strategic investments we made across our business segments in the past years have given us a strong start in the 2020 fiscal year. We scaled our business significantly with acquired business contributed to over RMB315 million in revenue and RMB46 million in adjusted EBITDA in the first fiscal quarter of 2020. Revenue from domestic K-12 schools only accounted for less than 61% of our total revenue in the first fiscal quarter of 2020. The impact is transformational as these acquisitions also served as catalysts to expand our geographic footprint, portfolio, and organization, as well as business opportunities.”

“In the 2020 fiscal year, we remain firmly focused on 3 fronts. First, capitalize on synergistic opportunities from our domestic and overseas acquired business. Second, continue our organic growth initiatives in optimizing operational efficiency, accelerating ramp up to improve utilization and broadening our service offerings. Third, continue to pursue strategic investments domestically and overseas. We are fully committed to delivering sustainable long-term value for our students, employees, shareholders and stakeholders.”

“We are off to a very strong start in the first fiscal quarter. Our overall revenue grew by 69.0% and operating income grew by 46.7% year over year,” said Derek Feng, Chief Executive Officer of Bright Scholar. “More importantly, the revenue and operating income of our China based operations, including domestic K-12 schools and complementary education services grew 29.1% and 39.3% year over year respectively. The adjusted SG&A of headquarter(7) as % of total revenue declined by 2.6%  year over year. These are the early results from the operational improvement initiatives that we started last year. Meanwhile, as we expand our business to reduce risk exposure to domestic K-12 related regulations as well as enhance competitive advantages, our overall margin profile is also changing in the near term driven by the different cost structure of the acquired overseas business. However, we have a number of operating initiatives underway including setting up shared-service centre in the UK to achieve both revenue and cost synergies among all our business segments that will enhance the overall margin over time.”

7.  The SG&A of headquarter represents unallocated corporate expenses from headquarter, including staff cost, share-based compensation expense and other office expenses. Adjusted SG&A of headquarter are adjusted by excluding share-based compensation expense.

“Our performance reflects our commitment to delivering quality education. As of December 19, 2019, approximately 57.1% of students in the 2020 graduating class of our international schools(8) have received over 310 offers from global top 50 institutions. As of the release date, our flagship school Guangdong Country Garden School received 3 conditional offers from  the University of Oxford, 3 conditional offers from  the University of Cambridge and 1 unconditional offer from the University of Chicago. We expect more students will receive offers from these elite institutions, and the grades of our students will continue to improve across all age groups.”

Mr. Feng concluded, “In the first quarter, we made great strides in improving school utilization, enhancing cost management, integrating acquired business and expanding education service offerings. We are on track to deliver results within our guided range for the 2020 fiscal year, i.e., annual revenue growth of 56% to 60%, average student enrollment growth of 14% to 15%, and 7 kindergartens scheduled to open in the 2020 fiscal year.”

8.  Excluding Sannew.

UNAUDITED FINANCIAL RESULTS FOR THE FIRST FISCAL QUARTER ENDED NOVEMBER 30, 2019

Revenue

Revenue	First Fiscal Quarter Ended November 30, 2019	First Fiscal Quarter Ended November 30, 2018	YoY % Change
	(RMB in million)	(RMB in million)
Domestic K-12 Schools	669.7	550.3	21.7%
International Schools	273.9	218.6	25.3%
Bilingual Schools	229.8	194.0	18.5%
Kindergartens	166.0	137.7	20.5%
Overseas Schools	259.2	—	—
Complementary Education	169.1	99.6	69.7%
Total	1,098.0	649.9	69.0%

Revenue for the first fiscal quarter was RMB1,098.0 million. It represented a 69.0% increase from RMB649.9 million for the same period of the last fiscal year.

Domestic K-12 Schools: Revenue contribution for the quarter was RMB669.7 million and accounted for 60.9% of the total revenue. It represented a 21.7% increase from RMB550.3 million for the same period of the last fiscal year, which accounted for 84.7% of the total revenue in that period.

International Schools: Revenue contribution for the quarter was RMB273.9 million and accounted for 24.9% of the total revenue. It represented a 25.3% increase from RMB218.6 million for the same period of the last fiscal year, which accounted for 33.6% of the total revenue in that period.

Bilingual Schools: Revenue contribution for the quarter was RMB229.8 million and accounted for 20.9% of the total revenue. It represented an 18.5% increase from RMB194.0 million for the same period of the last fiscal year, which accounted for 29.9% of the total revenue in that period.

Kindergartens: Revenue contribution for the quarter was RMB166.0 million and accounted for 15.1% of the total revenue. It represented a 20.5% increase from RMB137.7 million for the same period of the last fiscal year, which accounted for 21.2% of the total revenue in that period.

Overseas Schools: Revenue for the quarter was RMB259.2 million, which accounted for 23.6% of total revenue.

Complementary Education: Revenue for the quarter was RMB169.1 million and accounted for 15.5% of total revenue. It represented a 69.7% increase from RMB99.6 million for the same period of the last fiscal year, which accounted for 15.3% of the total revenue in that period.

Cost of Revenue

Cost of revenue for the quarter was RMB624.2 million, representing a 76.7% increase from RMB353.3 million for the same period of the last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross Profit	First Fiscal Quarter Ended November 30, 2019	First Fiscal Quarter Ended November 30, 2018	YoY % Change
	(RMB in million)	(RMB in million)
Domestic K-12 Schools	325.1	263.0	23.6%
International Schools	140.5	107.3	30.9%
Bilingual Schools	103.9	87.4	18.9%
Kindergartens	80.7	68.3	18.1%
Overseas Schools	83.4	—	—
Complementary Education	65.3	33.6	94.4%
Total	473.8	296.6	59.7%

Gross profit for the quarter was RMB473.8 million. It represented a 59.7% increase from RMB296.6 million for the same period of the last fiscal year. Gross margin for the quarter was 43.1%, as compared to 45.6% for the same period of the last fiscal year.

Adjusted gross profit for the quarter was RMB484.8 million, representing a 62.0% increase from RMB299.3 million for the same quarter of the last fiscal year. Adjusted gross margin was 44.2% for the quarter, as compared to 46.1% for the same period of the last fiscal year.

Domestic K-12 Schools: Gross profit for the quarter was RMB325.1 million, representing a 23.6% increase from RMB263.0 million for the same period of the last fiscal year. Gross margin for the quarter was 48.5%, as compared to 47.8% for the same period of the last fiscal year.

International Schools: Gross profit for the quarter was RMB 140.5 million, representing a 30.9% increase from RMB107.3 million for the same period of the last fiscal year. Gross margin for the quarter was 51.3%, as compared to 49.1% for the same period of the last fiscal year.

Bilingual Schools: Gross profit for the quarter was RMB103.9 million, representing an 18.9% increase from RMB87.4 million for the same period of the last fiscal year. Gross margin for the quarter was 45.2%, as compared to 45.0% for the same period of the last fiscal year.

Kindergartens: Gross profit for the quarter was RMB80.7 million, representing an 18.1% increase from RMB68.3 million for the same period of the last fiscal year. Gross margin for the quarter was 48.6%, as compared to 49.6% for the same period of the last fiscal year.

Overseas Schools: Gross profit for the quarter was RMB83.4 million, with a gross margin of 32.2%.

Complementary Education: Gross profit for the quarter was RMB65.3 million, representing a 94.4% increase from RMB33.6 million for the same period of last fiscal year. Gross margin for the quarter was 38.6%, as compared to 33.7% for the same period of the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (9)

SG&A Expenses	First Fiscal Quarter Ended November 30, 2019	First Fiscal Quarter Ended November 30, 2018	YoY % Change
	(RMB in million)	(RMB in million)
Domestic K-12 Schools	75.4	74.6	1.1%
International Schools	30.3	27.9	8.8%
Bilingual Schools	25.7	25.9	(0.9)%
Kindergartens	19.4	20.8	(6.8)%
Overseas Schools	74.5	—	—
Complementary Education	29.4	15.6	88.1%
Unallocated Corporate Expenses (10)	30.6	31.4	(2.6)%
Total	209.9	121.6	72.6%

Adj. SG&A Expenses (9)	First Fiscal Quarter Ended November 30, 2019	First Fiscal Quarter Ended November 30, 2018	YoY% Change
	(RMB in million)	(RMB in million)
Domestic K-12 Schools	74.1	72.0	3.0%
International Schools	30.1	27.4	9.7%
Bilingual Schools	25.0	24.8	0.9%
Kindergartens	19.0	19.8	(3.8)%
Overseas Schools	74.5	—	—
Complementary Education	28.9	13.3	117.7%
Unallocated Corporate Expenses (10)	22.4	29.8	(25.2)%
Total	199.9	115.1	73.7%

Total selling, general and administrative expenses for the quarter were RMB209.9 million, of which RMB90.1 million was incremental from the acquired business, as compared to RMB121.6 million for the same period of the last fiscal year. These expenses amounted to 19.1% of the total revenue as compared to 18.7% for the same period of the last fiscal year.

Adjusted SG&A expenses (9) for the quarter were RMB199.9 million, as compared to RMB115.1 million for the same period of the last fiscal year. These expenses amounted to 18.2% of the total revenue as compared to 17.7% for the same period of the last fiscal year.

9.       Adjusted SG&A expenses is defined as selling, general and administrative expenses excluding share-based compensation expense.

10.Unallocated corporate expenses are mainly from headquarter, including staff cost, share-based compensation expense and other office expenses. Adjusted unallocated corporate expenses are adjusted by excluding share-based compensation expense.

Operating Income, Operating Income Margin and Adjusted Operating Income

Operating Income	First Fiscal Quarter Ended November 30, 2019	First Fiscal Quarter Ended November 30, 2018	YoY % Change
	(RMB in million)	(RMB in million)
Domestic K-12 Schools	250.5	188.8	32.6%
International Schools	110.3	79.6	38.5%
Bilingual Schools	78.4	61.4	27.6%
Kindergartens	61.8	47.8	29.3%
Overseas Schools	8.8	—	—
Complementary Education	37.7	18.1	108.5%
Unallocated Corporate Expenses	(29.8)	(24.7)	20.3%
Total	267.2	182.2	46.7%

Operating income for the quarter was RMB267.2 million. It represents a 46.7% increase from RMB182.2 million for the same period of the last fiscal year. Operating margin for the quarter was 24.3%, as compared to 28.0% for the same period of the last fiscal year.

Adjusted operating income for the quarter was RMB288.3 million. It represents a 50.6% increase from RMB191.4 million for the same quarter of the last fiscal year. Adjusted operating margin was 26.3% for the quarter, as compared to 29.5% for the same period of the last fiscal year.

Domestic K-12 Schools: Operating income for the quarter was RMB250.5 million, representing a 32.6% increase from RMB188.8 million for the same period of the last fiscal year. Operating margin for the quarter was 37.4%, as compared to 34.3% for the same period of the last fiscal year.

International Schools: Operating income for the quarter was RMB110.3 million, representing a 38.5% increase from RMB79.6 million for the same period of the last fiscal year. Operating margin for the quarter was 40.3%, as compared to 36.4% for the same period of the last fiscal year.

Bilingual Schools: Operating income for the quarter was RMB78.4 million, representing a 27.6% increase from RMB61.4 million for the same period of the last fiscal year. Operating margin for the quarter was 34.1%, as compared to 31.7% for the same period of the last fiscal year.

Kindergartens: Operating income for the quarter was RMB61.8 million, representing a 29.3% increase from RMB47.8 million for the same period of the last fiscal year. Operating margin for the quarter was 37.2%, as compared to 34.7% for the same period of the last fiscal year.

Overseas Schools: Operating income for the quarter was RMB8.8 million, with an operating margin of 3.4%.

Complementary Education: Operating income for the quarter was RMB37.7 million, representing a 108.5% increase from RMB18.1 million for the same period of the last fiscal year. Operating margin for the quarter was 22.3%, as compared to 18.1% for the same period of the last fiscal year.

Unallocated Corporate Expenses: Unallocated corporate expenses for the quarter was RMB29.8 million, as compared to RMB24.7 million for the same period of the last fiscal year.

Net Income and Adjusted Net Income

Net income for the quarter was RMB204.3 million, representing a 29.0% increase from RMB158.3 million for the same period of the last fiscal year.

Adjusted net income for the quarter was RMB225.4 million, representing a 34.5% increase from RMB167.5 million for the same period of the last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net income per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the quarter were RMB1.59 and RMB1.59, respectively, as compared to earnings per share of RMB1.22 and RMB1.22, respectively, for the same period of the last fiscal year.

Adjusted basic and diluted net income per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the quarter were RMB1.76 and RMB1.76, respectively, as compared to earnings per share of RMB1.30 and RMB1.30, respectively, for the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the quarter was RMB352.5 million, of which RMB46.4 million was attributable to acquired business, representing a 62.1% increase from RMB217.4 million for the same period of the last fiscal year.

Cash and Working Capital

As of November 30, 2019, the Company’s cash and cash equivalents and restricted cash were RMB2,426.6 million (US$345.1 million), as compared to RMB3,265.0 million as of August 31, 2019. For the first quarter ended November 30, 2019, the Company’s capital expenditure was approximately RMB60.9 million, up 90.8% compared to the same period of the last fiscal year.

New Accounting Standards

On September 1, 2019, the Company adopted the new lease accounting standard (ASC 842), using modified retrospective transition method. The adoption of the new lease standard results in the recording of operating lease right-of-use assets of RMB1,756.3 million and operating lease liabilities of RMB1,753.9 million on the balance sheet as of September 1, 2019. Prior period amounts have not been adjusted and continue to be reported in accordance with the previous accounting guidance. The adoption of the new guidance did not have a material effect on the consolidated statements of operations and consolidated statements of cash flows.

GUIDANCE FOR FISCAL YEAR ENDING AUGUST 31, 2020

The Company reaffirms its guidance for the 2020 fiscal year and expects its revenue to be in a range of RMB4.0 billion and RMB4.1 billion for the 2020 fiscal year, representing a year-over-year growth of 56% to 60%, and its average student enrollment to be between approximately 53,200 and 53,600, representing a year-over-year increase of 14% to 15%. The Company also expects to open seven new kindergartens for the 2020 fiscal year.

This guidance is based on the current market and operating conditions and reflects the Company’s current and preliminary estimates of such market and operating conditions and market demand, which are all subject to change.

Conference Call

BEDU’s management will host a conference call at 8:00 am US Eastern Time (9:00 pm Beijing/Hong Kong Time) on January 17, 2020 to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

Mainland China:	4001-201-203
Hong Kong:	852-301-84992
United States:	1-888-346-8982
Canada Toll Free:	1-855-669-9657
International:	1-412-902-4272

*No passcode is required for the call. Please request to join Bright Scholar Education Holdings Ltd.’s call as you dial in.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.brightscholar.com/.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Passcode:	10137574
Replay End Date:	January 24, 2020

CONVENIENCE TRANSLATION

The Company’s business is primarily conducted in China and the significant majority of revenue generated are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter ended November 30, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0308, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on November 29, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on November 29, 2019 or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A, adjusted operating income/(loss), adjusted net earnings per share attributable to ordinary shareholders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) as gross profit/(loss) excluding amortization of intangible assets and adjusted gross margin as adjusted gross profit/(loss) divided by revenue. We define adjusted EBITDA as net income/(loss) excluding interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense, and adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense and amortization of intangible assets. We define adjusted SG&A as selling, general and administration expense excluding share-based compensation expense and adjusted operating income/(loss) as net operating income/(loss) excluding share-based compensation expense and amortization of intangible assets. Additionally, we define adjusted net earnings per share attributable to ordinary shareholders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense and amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles does not have significant connection to the growth of the business. Therefore, we provide additional exclusion of amortization of intangible assets to redefine adjusted operating income/(loss), adjusted net income/(loss), and adjusted net earnings per share attributable to ordinary shareholders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A, adjusted operating income/(loss), adjusted net earnings per share attributable to ordinary shareholders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income, net; income tax expense/benefit and share-based compensation expense and amortization of intangible assets. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income, net; income tax expense/benefit; depreciation and amortization; and share-based compensation expense, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company. The Company is dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of November 30, 2019, Bright Scholar operated 80 schools across ten provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students. In the quarter ended November 30, 2019, Bright Scholar had an average of 51,865 students enrolled at its schools. As of November 30, 2019, Bright Scholar has a global network of 88 schools, and a total student capacity of 67,194 students.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	November 30,
	2019	2019
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	3,246,995	2,402,639	341,731
Restricted cash	18,019	23,911	3,401
Short-term investments	241,270	610,119	86,778
Accounts receivable	21,528	54,528	7,756
Amounts due from related parties	10,652	10,002	1,423
Other receivables, deposits and other assets	177,150	202,763	28,839
Inventories	26,234	27,468	3,906
Total current assets	3,741,848	3,331,430	473,834
Property and equipment, net	899,510	1,097,387	156,083
Land use rights, net	88,204	87,672	12,470
Intangible assets, net	552,011	608,714	86,578
Goodwill	2,090,078	2,277,220	323,892
Long-term investments	28,455	28,714	4,084
Prepayment for construction contract	5,251	13,386	1,904
Deferred tax assets, net	30,333	26,978	3,837
Deposit for acquisition	338,585	—	—
Other non-current assets	13,362	14,210	2,021
Operating lease right-of-use assets	—	1,822,102	259,160
Total non-current assets	4,045,789	5,976,383	850,029

TOTAL ASSETS	7,787,637	9,307,813	1,323,863

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	November 30,
	2019	2019
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar Education of RMB 32,842 and RMB 45,717 as of August 31, 2019 and November 30, 2019, respectively)	94,295	126,745	18,027
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB 76,117 and RMB 81,289 as of August 31, 2019 and November 30, 2019, respectively)	110,038	115,123	16,374
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 364,734 and RMB 193,837 as of August 31, 2019 and November 30, 2019, respectively)	615,082	518,371	73,729
Short term loan	50,000	50,000	7,112
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar Education of RMB 50,968 and RMB 85,496 as of August 31, 2019 and November 30, 2019, respectively)	93,479	136,789	19,456
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 1,157,774 and RMB 600,811 as of August 31, 2019 and November 30, 2019, respectively)	1,529,137	974,381	138,588
Refund liabilities (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 19,132 and RMB 3,905 as of August 31, 2019 and November 30, 2019, respectively)	20,259	4,664	663
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 31,290 as of August 31, 2019 and November 30, 2019, respectively)	—	158,343	22,520
Total current liabilities	2,512,290	2,084,416	296,469
Non-current portion of deferred revenue (including non-current portion of deferred revenue of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 2,127 as of August 31, 2019 and November 30, 2019, respectively)	—	4,997	711
Deferred tax liabilities, net (including deferred tax liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 35,895 and RMB 40,881 as of August 31, 2019 and November 30, 2019, respectively)	53,689	63,785	9,072
Other non-current liability due to related parties (including non-current liabilities due to related parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB 21,736 and RMB 22,153 as of August 31, 2019 and November 30, 2019, respectively)	21,736	22,153	3,151
Other non-current liability due to third parties (including non-current liabilities due to third parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB 7,621 and RMB 9,972 as of August 31, 2019 and November 30, 2019, respectively)	10,654	12,527	1,782
Bonds payable	2,106,000	2,072,685	294,801
Long term loan (including long term loan of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 15,000 as of August 31, 2019 and November 30, 2019, respectively)	—	85,000	12,090
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 1,657,429 as of August 31, 2019 and November 30, 2019, respectively)	—	1,677,555	238,601
Total non-current liabilities	2,192,079	3,938,702	560,208
TOTAL LIABILITIES	4,704,369	6,023,118	856,677

	As of
	August 31,	November 30,
	2019	2019
	RMB	RMB	USD
EQUITY
Share capital	8	8	1
Additional paid-in capital	2,105,189	2,028,913	288,575
Statutory reserves	64,945	64,945	9,237
Accumulated other comprehensive income	78,955	157,898	22,458
Accumulated retained earnings	472,339	663,625	94,388
Shareholders’ equity	2,721,436	2,915,389	414,659
Non-controlling interests	361,832	369,306	52,527
Total equity	3,083,268	3,284,695	467,186
TOTAL LIABILITIES AND EQUITY	7,787,637	9,307,813	1,323,863

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended November 30
	2018	2019
	RMB	RMB	USD
Revenue	649,852	1,097,953	156,163
Cost of revenue	(353,264)	(624,202)	(88,781)
Gross profit	296,588	473,751	67,382
Selling, general and administrative expenses	(121,634)	(209,930)	(29,859)
Other operating income	7,256	3,419	487
Operating income	182,210	267,240	38,010
Interest income/(expense), net	12,245	(29,588)	(4,208)
Investment income	5,440	21,032	2,991
Other (expenses)/income	(1,024)	3,642	518
Income before income taxes and share of equity in income of unconsolidated affiliates	198,871	262,326	37,311
Income tax expense	(40,597)	(58,015)	(8,252)
Share of equity in income/(loss) of unconsolidated affiliates	25	(27)	(3)
Net income	158,299	204,284	29,056
Net income attributable to non-controlling interests	5,711	12,998	1,849
Net income attributable to ordinary shareholders	152,588	191,286	27,207

Net earnings per share attributable to ordinary shareholders
—Basic	1.22	1.59	0.23
—Diluted	1.22	1.59	0.23

Weighted average shares used in calculating net earnings per ordinary share:
—Basic	124,884,908	120,584,500	120,584,500
—Diluted	124,945,468	120,631,807	120,631,807

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended November 30
	2018	2019
	RMB	RMB	USD
Net cash used in operating activities	(293,633)	(399,757)	(56,857)
Net cash used in investing activities	(322,804)	(406,412)	(57,805)
Net cash used in from financing activities	(148,219)	(1,183)	(168)
Effect of exchange rate changes on cash	28,893	(31,112)	(4,425)
Net change in cash and cash equivalents, and restricted cash	(735,763)	(838,464)	(119,255)
Cash and cash equivalents, and restricted cash at beginning of the period	3,164,081	3,265,014	464,387
Cash and cash equivalents, and restricted cash at end of the period	2,428,318	2,426,550	345,132

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended November 30,
	2018	2019
	RMB	RMB	USD
Gross profit	296,588	473,751	67,382
Add: Amortization of intangible assets	2,680	11,040	1,570
Adjusted gross profit	299,268	484,791	68,952

Operating income	182,210	267,240	38,010
Add: Share-based compensation expense	6,549	10,032	1,427
Add: Amortization of intangible assets	2,680	11,040	1,570
Adjusted operating income	191,439	288,312	41,007

Net income	158,299	204,284	29,056
Add: Share-based compensation expense	6,549	10,032	1,427
Add: Amortization of intangible assets	2,680	11,040	1,570
Adjusted net income	167,528	225,356	32,053

Net income attributable to ordinary shareholders	152,588	191,286	27,207
Add: Share-based compensation expense	6,549	10,032	1,427
Add: Amortization of intangible assets	2,680	11,040	1,570
Adjusted net income attributable to ordinary shareholders	161,817	212,358	30,204

Net income	158,299	204,284	29,056
Less: Interest income/(expense), net	12,245	(29,588)	(4,208)
Add: Income tax expense	40,597	58,015	8,252
Add: Depreciation and amortization	24,211	50,580	7,194
Add: Share-based compensation expense	6,549	10,032	1,427
Adjusted EBITDA	217,411	352,499	50,137

Selling, general and administrative expenses	121,634	209,930	29,859
Less: Share-based compensation expense	6,549	10,032	1,427
Adjusted selling, general and administrative expenses	115,085	199,898	28,432

Weighted average shares used in calculating earnings per ordinary share:
—Basic	124,884,908	120,584,500	120,584,500
—Diluted	124,945,468	120,631,807	120,631,807

Adjusted net earnings per share attributable to ordinary shareholders
—Basic	1.30	1.76	0.25
—Diluted	1.30	1.76	0.25